UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Ozon Holdings PLC

(Name of Issuer)

Ordinary Shares, nominal value $0.001 per share

American Depositary Shares, each of which represents one Ordinary Share, nominal value $0.001 per share

(Title of Class of Securities)

69269L104**

(CUSIP Number)

Baring Vostok Fund V Nominees Limited

Mr. Julian Timms

1st & 2nd Floors, Elizabeth House, Les Ruettes Brayes, St Peter Port, Guernsey GY1 1EW, Channel Islands

+44 1481 700300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

**	The CUSIP number applies to the American Depositary Shares. No CUSIP number has been assigned to the Ordinary Shares.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69269L104

1.	NAMES OF REPORTING PERSON Baring Vostok Fund V Nominees Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, The Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 36,929,689
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 36,929,689

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,929,689
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) (1) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.06% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Excludes ordinary shares, nominal value $0.001 per share (“Ordinary Shares”), beneficially owned by other Reporting Persons as reported herein, beneficial ownership of which is disclaimed.
(2)

Percentage ownership assumes an aggregate of 216,413,733 Ordinary Shares (including Ordinary Shares represented by American Depositary Shares (“ADSs”)) outstanding as of September 30, 2022, as disclosed in the press release attached as Exhibit 99.1 to the Form 6-K of Ozon Holdings PLC (the “Issuer”) furnished with the U.S. Securities and Exchange Commission (the “SEC”) on November 15, 2022.

CUSIP No. 69269L104

1.	NAMES OF REPORTING PERSON BV Special Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, The Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 188,333
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 188,333
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 188,333
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) (1) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.09% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Excludes Ordinary Shares beneficially owned by other Reporting Persons as reported herein, beneficial ownership of which is disclaimed.
(2)

Percentage ownership assumes an aggregate of 216,413,733 Ordinary Shares (including Ordinary Shares represented by ADSs) outstanding as of September 30, 2022, as disclosed in the press release attached as Exhibit 99.1 to the Form 6-K of the Issuer furnished with the SEC on November 15, 2022.

CUSIP No. 69269L104

1.	NAMES OF REPORTING PERSON Baring Vostok Ozon L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, The Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,941,069
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,941,069

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,941,069
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) (1) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.60% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Excludes Ordinary Shares beneficially owned by other Reporting Persons as reported herein, beneficial ownership of which is disclaimed.
(2)

Percentage ownership assumes an aggregate of 216,413,733 Ordinary Shares (including Ordinary Shares represented by ADSs) outstanding as of September 30, 2022, as disclosed in the press release attached as Exhibit 99.1 to the Form 6-K of the Issuer furnished with the SEC on November 15, 2022.

CUSIP No. 69269L104

1.	NAMES OF REPORTING PERSON Baring Vostok Ozon (GP) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, The Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,941,069
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,941,069

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,941,069
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) (1) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.60% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Excludes Ordinary Shares beneficially owned by other Reporting Persons as reported herein, beneficial ownership of which is disclaimed.
(2)

Percentage ownership assumes an aggregate of 216,413,733 Ordinary Shares (including Ordinary Shares represented by ADSs) outstanding as of September 30, 2022, as disclosed in the press release attached as Exhibit 99.1 to the Form 6-K of the Issuer furnished with the SEC on November 15, 2022.

CUSIP No. 69269L104

1.	NAMES OF REPORTING PERSON Baring Vostok Ozon Managers Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, The Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,941,069
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,941,069

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,941,069
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) (1) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.60% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Excludes Ordinary Shares beneficially owned by other Reporting Persons as reported herein, beneficial ownership of which is disclaimed.
(2)

Percentage ownership assumes an aggregate of 216,413,733 Ordinary Shares (including Ordinary Shares represented by ADSs) outstanding as of September 30, 2022, as disclosed in the press release attached as Exhibit 99.1 to the Form 6-K of the Issuer furnished with the SEC on November 15, 2022.

CUSIP No. 69269L104

1.	NAMES OF REPORTING PERSON Baring Vostok Fund V Managers Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, The Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 36,929,689
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 36,929,689

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,929,689
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) (1) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.06% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Excludes Ordinary Shares beneficially owned by other Reporting Persons as reported herein, beneficial ownership of which is disclaimed.
(2)

Percentage ownership assumes an aggregate of 216,413,733 Ordinary Shares (including Ordinary Shares represented by ADSs) outstanding as of September 30, 2022, as disclosed in the press release attached as Exhibit 99.1 to the Form 6-K of the Issuer furnished with the SEC on November 15, 2022.

CONTINUATION PAGES TO SCHEDULE 13D

Explanatory Note:

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Schedule 13D of Baring Vostok Fund V Nominees Limited (“BVFVNL”), BV Special Investments Limited (“BVSIL”), Baring Vostok Ozon L.P. (“Ozon LP”), Baring Vostok Ozon (GP) L.P. (“Ozon GP,” the general partner to Ozon LP), Baring Vostok Ozon Managers Limited (“BVOML,” the general partner to Ozon GP) and Baring Vostok Fund V Managers Limited (“BVFVML,” the general partner to (i) Baring Vostok Fund V (GP) L.P. (“Fund V GP”), which is the general partner to Baring Vostok Private Equity Fund V, L.P. (“Fund V Main”), Baring Vostok Fund V Co-Investment L.P. 1 (“Fund V Co-invest 1”), Baring Vostok Fund V Co-Investment L.P. 2 (“Fund V Co-invest 2” and, together with Fund V Main and Fund V Co-invest 1, “BVPEFV”) and (ii) Baring Vostok Fund V Supplemental Fund (GP) L.P. (“Fund V Supp GP”), which is the general partner to Baring Vostok Fund V Supplemental Fund, L.P. (“Supp Fund” and, together with BVPEFV, the “Fund V Funds”)) (collectively, the “Reporting Persons”), relating to Ozon Holdings PLC (the “Issuer”), initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 7, 2020, as subsequently amended by Amendment No. 1, filed with the SEC on May 28, 2021, Amendment No. 2, filed with the SEC on May 3, 2022, and Amendment No. 3, filed with the SEC on December 30, 2022 (collectively, the “Schedule 13D”). Capitalized terms used and not defined herein have the meanings ascribed thereto in the Schedule 13D.

This Amendment No. 4 is being filed by the Reporting Persons to report the entry by the Reporting Persons into a framework agreement and other agreements providing for, among other things, the sale and transfer of ordinary shares, nominal value $0.001 per share (“Ordinary Shares”), and one Class A share (the “Class A Share”) of the Issuer held by BVFVNL, Ozon LP and BVSIL to a third party, as well as to reflect certain other changes to the information disclosed in the Schedule 13D.

Except as specifically provided herein, this Amendment No. 4 does not modify or amend any of the information previously reported in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in Item 4 of the Schedule 13D is hereby incorporated by reference into this Item 3.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

Framework Agreement

On March 31, 2023, as part of the BV Funds Restructuring, the Reporting Persons and certain of their affiliated entities (the “Baring Vostok Entities”) entered into a framework agreement with the other parties thereto (the “Framework Agreement”) relating to the transfer by certain of the Reporting Persons and the Baring Vostok Entities of various equity interests in certain assets that have a Russia nexus (the “Target Assets”) to a company (the “Buyer”) ultimately controlled and owned by former Russian partners of Baring Vostok Capital Partners Group Limited (“BVCPGL”), who have withdrawn from BVCPGL.

Pursuant to the Framework Agreement, certain of the Reporting Persons and the Baring Vostok Entities will transfer the Target Assets, which include securities of the Issuer held by the Reporting Persons (the “Ozon Interests”), to the Buyer pursuant to a series of share purchase agreements, each of which describes the terms and conditions of the specific closing conditions and consideration for each transfer of the Target Assets. The Framework Agreement provides that on the closing date of certain share purchase agreements (the “Closing”), the consideration for the Target Assets, including the Ozon Interests, will consist of (i) the irrevocable, unconditional and unilateral release of the relevant Reporting Persons and the Baring Vostok Entities from the collateral obligations under certain existing loan facility agreements, (ii) a deferred cash consideration of $150 million payable by the Buyer (or any other person on its behalf), subject to compliance with applicable laws and regulations, to Fund V Main, or an undertaking to pay such amount to Fund V Main, on or before the thirty-six month anniversary of the Closing, with a potential extension of up to one year as may be agreed by the parties to the Framework Agreement, and (iii) such additional consideration as set out in each share purchase agreement with respect to the sale and transfer of the specified Target Asset.

In accordance with the Framework Agreement, until the earlier of (i) the relevant Closing, (ii) termination of the Framework Agreement, (iii) termination of the relevant share purchase agreement or (iv) any breach of obligations by the Buyer under the Framework Agreement that has not been remedied within the timeframe set forth in the Framework Agreement, Fund V Main and certain of the Baring Vostok Entities, BVIL or BVSIL, as applicable, must not, directly or indirectly, sell, transfer, assign or otherwise dispose of any of the relevant Target Assets, including the Ozon Interests, other than in accordance with the Framework Agreement, the relevant share purchase agreements and other documents relating to the BV Funds Restructuring.

In addition, concurrent with the transfer of the Target Assets to the Buyer and as part of the BV Funds Restructuring, the Reporting Persons, the Baring Vostok Entities or their affiliates will retain, receive and/or increase interests in certain assets without a Russia nexus by way of an undertaking by affiliates of BVCPGL to assign some of such affiliates’ interests in Fund V GP and Fund V Supp GP to BVFVML and by way of an assignment to Ozon LP of other assets without a Russia nexus in certain other funds affiliated with the Reporting Persons, in each case, at the Closing.

In accordance with the Framework Agreement, on March 31, 2023, certain of the Reporting Persons entered into share purchase agreements with the Buyer with respect to the Ozon Interests as follows:

(i)

BVFVNL and the Buyer entered into a share purchase agreement providing for the sale and transfer of 33,742,585 Ordinary Shares currently held by BVFVNL to the Buyer for $33,742.58 (the “First Ozon SPA”), which closing must occur in accordance with the First Ozon SPA on the same date as the closing of certain other share purchase agreements with respect to the Target Assets;

(ii)

BVFVNL and the Buyer entered into a share purchase agreement providing for the indirect sale and transfer of 2,160,000 Ordinary Shares and one Class A Share currently held by BVFVNL to the Buyer by way of the transfer of 100% of the issued share capital of BV Ozon Private Equity Fund Ltd (“BV Ozon PEF”), a wholly-owned subsidiary of BVFVNL, to the Buyer for €1,000 (the “Second Ozon SPA”), subject to BV Ozon PEF holding 2,160,000 Ordinary Shares and one Class A Share currently held by BVFVNL;

(iii)	BVFVNL and the Buyer entered into a share purchase agreement providing for the sale and transfer of 783,042 Ordinary Shares currently held by BVFVNL to the Buyer for $783.04 (the “Third Ozon SPA”);

(iv)

BVFVNL and the Buyer entered into a share purchase agreement providing for the sale and transfer of 144,061 Ordinary Shares currently held by BVFVNL to the Buyer for $144.06 (the “Fourth Ozon SPA”), subject to the discharge of the obligations of BVIL under the facility agreement between BVIL and the Lender, as defined in Item 6 of the Schedule 13D (the “Facility Agreement”);

(v)	BVFVNL and the Buyer entered into a share purchase agreement providing for the sale and transfer of 49,999 Ordinary Shares currently held by BVFVNL to the Buyer for $49.99 (the “Fifth Ozon SPA”);

(vi)	BVSIL and the Buyer entered into a share purchase agreement providing for the sale and transfer of 153,333 Ordinary Shares currently held by BVSIL to the Buyer for $153.33 (the “Sixth Ozon SPA”);

(vii)

Ozon LP and the Buyer entered into a share purchase agreement providing for the sale and transfer of 19,282,988 Ordinary Shares currently held by Ozon LP to the Buyer for $19,282.99 (the “Seventh Ozon SPA”); and

(viii)

Ozon LP and the Buyer entered into a share purchase agreement providing for the sale and transfer of 3,658,081 Ordinary Shares currently held by Ozon LP to the Buyer for $3,658.08 (the “Eighth Ozon SPA” and, together with the First Ozon SPA, the Second Ozon SPA, the Third Ozon SPA, the Fourth Ozon SPA, the Fifth Ozon SPA, the Sixth Ozon SPA and the Seventh Ozon SPA, the “Ozon SPAs”), subject to the discharge of the obligations of BVIL under the Facility Agreement.

In connection with the discharge of the obligations of BVIL and Fund V Main under certain existing loan facility agreements, none of BVIL or Fund V Main, and none of their shareholders, members, directors, officers, employees, administrators or agents or anyone on their behalf, are involved with or participate in any way in any negotiations, agreements or arrangements with respect to such discharge, and none of BVIL or Fund V Main, and none of their shareholders, members, directors, officers, employees, administrators or agents or anyone on their behalf, will sign any documentation in order for the discharge to be valid and effective.

The Closing of the Ozon SPAs is subject to the receipt of certain regulatory approvals from the Governmental Commission for Control over Foreign Investments in the Russian Federation (or its authorized subdivision) and the Russian President.

None of the Framework Agreement or the share purchase agreements, including the Ozon SPAs, ascribe a specific per-share or aggregate value for the Target Assets to be transferred beyond the consideration received thereunder.

Certain of the affiliates of BVCPGL and/or the Reporting Persons’ fund investors may be a party to, or may enter into, additional arrangements that the Reporting Persons are not a party to in respect of the Ordinary Shares being transferred in connection with the BV Funds Restructuring.

As part of the BV Funds Restructuring, the Reporting Persons expect to dispose, by way of distribution or other transfer, of all other Ordinary Shares held by them, either subject to the Framework Agreement and the Ozon SPAs or otherwise. Following the BV Funds Restructuring, the Reporting Persons would no longer hold any securities of the Issuer. The timing and terms and conditions of such transactions have yet to be determined.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows.

(a) Answers to Item 5(a) of the Schedule 13D are stated in Row 13 (including footnotes) to the cover pages and Schedule B hereto and are incorporated herein by reference.

(b) Answers to Item 5(b) of the Schedule 13D are stated in Schedule B hereto, which is incorporated herein by reference.

(c) The information set forth in Item 4 of the Schedule 13D is hereby incorporated herein by reference.

Except as disclosed in the Schedule 13D, the Reporting Persons have not effected any transaction in Ordinary Shares during the past sixty (60) days.

(d) Answers to Item 5(d) of the Schedule 13D are stated in Schedule B hereto, which is incorporated herein by reference.

(e) n/a

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby supplemented by adding the following at the end thereof:

Framework Agreement

The description of the Framework Agreement in Item 4 is incorporated herein by reference. The foregoing description of the Framework Agreement does not purport to be complete and is qualified in its entirety by reference to the Framework Agreement, which is filed as an exhibit and incorporated herein by reference.

Ozon SPAs

The descriptions of the Ozon SPAs in Item 4 are incorporated herein by reference. The foregoing descriptions of the Ozon SPAs do not purport to be complete and are qualified in their entirety by reference to the Ozon SPAs, which are filed as exhibits and incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit Number	Description of Exhibit

99.6	Framework Agreement, dated March 31, 2023, by and among the Reporting Persons, the Buyer and the other parties named therein.

99.7	Share Purchase Agreement, dated March 31, 2023, by and between BVFVNL and the Buyer.

99.8	Share Purchase Agreement, dated March 31, 2023, by and between BVFVNL and the Buyer.

99.9	Share Purchase Agreement, dated March 31, 2023, by and between BVFVNL and the Buyer.

99.10	Share Purchase Agreement, dated March 31, 2023, by and between BVFVNL and the Buyer.

99.11	Share Purchase Agreement, dated March 31, 2023, by and between BVFVNL and the Buyer.

99.12	Share Purchase Agreement, dated March 31, 2023, by and between BVSIL and the Buyer.

99.13	Share Purchase Agreement, dated March 31, 2023, by and between Ozon LP and the Buyer.

99.14	Share Purchase Agreement, dated March 31, 2023, by and between Ozon LP and the Buyer.

99.15	Joint Filing Agreement, dated March 31, 2023, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2023

BARING VOSTOK FUND V NOMINEES LIMITED

By:	/s/ Julian Timms
Name: Julian Timms
Title: Director

BV SPECIAL INVESTMENTS LIMITED

By:	/s/ Gillian Newton
Name: Gillian Newton
Title: Director

BARING VOSTOK OZON L.P.

By:	/s/ Gillian Newton
Name: Gillian Newton
Title: Director, Baring Vostok Ozon Managers Limited

On behalf of Baring Vostok Ozon Managers Limited acting as general partner of Baring Vostok Ozon (GP) L.P. acting as general partner of Baring Vostok Ozon L.P.

BARING VOSTOK OZON (GP) L.P.

By:	/s/ Gillian Newton
Name: Gillian Newton
Title: Director, Baring Vostok Ozon Managers Limited

On behalf of Baring Vostok Ozon Managers Limited acting as general partner of Baring Vostok Ozon (GP) L.P.

BARING VOSTOK OZON MANAGERS LIMITED

By:	/s/ Gillian Newton
Name: Gillian Newton
Title: Director

BARING VOSTOK FUND V MANAGERS LIMITED

By:	/s/ Julian Timms
Name: Julian Timms
Title: Director

SCHEDULE B

Ordinary Shares
(a) Amount beneficially owned
Baring Vostok Fund V Nominees Limited	36,929,689
BV Special Investments Limited	188,333
Baring Vostok Ozon L.P.	22,941,069
Baring Vostok Ozon (GP) L.P.	22,941,069
Baring Vostok Ozon Managers Limited	22,941,069
Baring Vostok Fund V Managers Limited	36,929,689

(b) Percent of class
Baring Vostok Fund V Nominees Limited	17.06%
BV Special Investments Limited	0.09%
Baring Vostok Ozon L.P.	10.60%
Baring Vostok Ozon (GP) L.P.	10.60%
Baring Vostok Ozon Managers Limited	10.60%
Baring Vostok Fund V Managers Limited	17.06%

(c) Number as to which such person has
(i) Sole power to vote or to direct the vote
Baring Vostok Fund V Nominees Limited	0
BV Special Investments Limited	188,333
Baring Vostok Ozon L.P.	0
Baring Vostok Ozon (GP) L.P.	0
Baring Vostok Ozon Managers Limited	0
Baring Vostok Fund V Managers Limited	0

(ii) Shared power to vote or to direct the vote
Baring Vostok Fund V Nominees Limited	36,929,689
BV Special Investments Limited	0
Baring Vostok Ozon L.P.	22,941,069
Baring Vostok Ozon (GP) L.P.	22,941,069
Baring Vostok Ozon Managers Limited	22,941,069
Baring Vostok Fund V Managers Limited	36,929,689

(iii) Sole power to dispose or to direct the disposition of
Baring Vostok Fund V Nominees Limited	0
BV Special Investments Limited	188,333
Baring Vostok Ozon L.P.	0
Baring Vostok Ozon (GP) L.P.	0
Baring Vostok Ozon Managers Limited	0
Baring Vostok Fund V Managers Limited	0

(iv) Shared power to dispose or to direct the disposition of
Baring Vostok Fund V Nominees Limited	36,929,689
BV Special Investments Limited	0
Baring Vostok Ozon L.P.	22,941,069
Baring Vostok Ozon (GP) L.P.	22,941,069
Baring Vostok Ozon Managers Limited	22,941,069
Baring Vostok Fund V Managers Limited	36,929,689

Explanatory Note:

Includes 22,941,069 Ordinary Shares directly held by Ozon LP; 36,929,688 Ordinary Shares directly held by BVFVNL, a nominee company holding in trust for each of the three limited partnerships comprising the Fund V Funds and other BV fund investors and affiliated entities; 188,333 Ordinary Shares directly held by BVSIL (including 33,333 Ordinary Shares held in trust for a BV affiliated entity). Also includes one Class A Share held by BVFVNL in trust for the Fund V Funds with an agreement that BVFVML will consult with Ozon LP prior to exercising its rights under the Class A Share.

Voting and investment control over the securities directly held by Ozon LP is exercised by the board of directors of BVOML as the general partner to Ozon GP, which is the general partner to Ozon LP. Each member of the board of directors of BVOML disclaims beneficial ownership of the securities directly held by Ozon LP.

Voting and investment control over the securities directly held by BVFVNL is exercised by the board of directors of BVFVML as the general partner to Fund V GP and Fund V Supp GP, which are the general partners to BVPEFV and the Supp Fund, respectively, as well as the board of directors of BVFVML under similar arrangements in the case of the other BV affiliated entities. Each member of the boards of directors of BVFVNL and BVFVML disclaims beneficial ownership of the securities directly held by BVFVNL.

Voting and investment control over the securities directly held by BVSIL is exercised by the board of directors of BVSIL. Each member of the board of directors of BVSIL disclaims beneficial ownership of the securities directly held by BVSIL.

BVCPGL, a limited liability company incorporated under the laws of and registered in Guernsey, acts as investment advisor to BVOML, BVFVML and other Baring Vostok fund management entities. BVCPGL as investment advisor to BVOML and BVFVML has no voting or investment control over the securities directly held by Ozon LP, BVSIL or through BVFVNL. BVOML and BVFVML make decisions based on recommendations of BVCPGL in respect of each of Ozon LP and Fund V Funds, respectively. BVCPGL disclaims beneficial ownership of the securities directly held by each such fund and on behalf of other BV affiliated entities.

Each of Ozon LP, Ozon GP, BVOML, the Fund V Funds, Fund V GP, Fund V Supp GP, BVFVML and BVSIL, and the directors of each such entity, disclaims beneficial ownership of the securities beneficially owned or deemed beneficially owned by each of the other such persons.